Exhibit 12.7

Illinois Power Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Net income from continuing operations	$27,543	$4,970
Add- Taxes based on income	18,286	4,746

Net income before income taxes	45,829	9,716
Add- fixed charges:
Interest on long term debt (1)	50,666	91,143
Estimated interest cost within rental expense	779	701
Amortization of net debt premium, discount, expenses and losses	2,342	8,922

Total fixed charges	53,787	100,766

Earnings available for fixed charges	99,616	110,482

Ratio of earnings to fixed charges	1.85	1.09

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,147	2,294
Adjustment to pretax basis	762	2,191

	1,909	4,485

Combined fixed charges and preferred stock dividend requirements	$55,696	$105,251

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.78	1.04

(1)	Includes FIN 48 interest expense